Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces executive changes

     TORONTO, May 7 /CNW/ - W. Shaun Jackson, President & Chief Executive
Officer of Kingsway Financial Services Inc. is pleased to announce the appointment of Scott Wollney to President and Chief Executive Officer of
Lincoln General Insurance Company ("Lincoln General"), following the retirement of John Clark, and the appointment of Lisa Gelsomino as President of Avalon Risk Management, Inc. ("Avalon"), succeeding Scott Wollney.
     Mr. Wollney was a co-founder of our Avalon subsidiary over 10 years ago and has over 18 years experience in transportation related and surety insurance. He has been President of Avalon since 2002, providing strategic direction and leadership during the company's expansion. Avalon is an insurance agency and currently operates 10 offices across the United States representing several insurance companies, including Lincoln General. Mr.
Wollney holds an MBA with a dual concentration in finance and strategy from
Northwestern University's, Kellogg School of Management. He is a sub-committee member in the U.S. Customs and Border Protection Trade Support Network and
recently received the Transportation Intermediaries Associations Industry
Advancement Award.
     Lisa Gelsomino has been associated with the Kingsway group of companies for over 18 years and has been with Avalon since its formation in 1998 when she opened the New York regional office. In 2001, she relocated to Avalon's corporate office in Elk Grove Village, IL where she oversees marketing, national account sales, and MGA operations, including programs with Lincoln
General and other insurance companies. Lisa also received her MBA from the
Kellogg School of Management with concentrations in Marketing, Management, and
International Business. In recognition of her industry contributions, she was previously highlighted by the Journal of Commerce as one of 25 Successful
Women in International Trade.
     "As president of Avalon, Scott has demonstrated the leadership skills that I am confident will enable him to reorganize at Lincoln, currently our largest subsidiary and return it to profitable growth," said Mr. Jackson.
"Lisa has worked closely with Scott for many years and she is familiar with all aspects of the Avalon operation and is now ready to assume the senior role. I would also like to thank John Clark for his hard work and dedication over his nine years of service with Kingsway and wish him much success in the future."

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, standard automobile insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 11 wholly-owned insurance subsidiaries and two insurance agencies in Canada and the United States. The
Company employs approximately 2,900 people in Canada and the United States and is headquartered in Mississauga, Ontario, Canada. The common shares of
Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:00e 07-MAY-08